Exhibit (a)(v)

FORM OF E-MAIL CONFIRMATION

OF RECEIPT OF ELECTION FORM

This e-mail confirms our receipt of your Election Form, which sets forth your election to exchange all of your outstanding options with an exercise price equal to or greater than $15.00 per share for cancellation and for the grant of restricted stock units in the REMEC, Inc. (“REMEC”) voluntary stock option exchange program. This e-mail does not serve as a formal acceptance by REMEC of the options designated on your Election Form for cancellation in exchange for the grant of restricted stock units, per the terms and conditions of the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated September 3, 2004 (the “Offer”) previously distributed to you and filed with the SEC. A formal notice of the acceptance/rejection of your options will be sent to you promptly after the expiration of the Offer, which is currently scheduled to occur at 12:00 midnight, Pacific Daylight Time, on September 23, 2004 (the “Expiration Date”).

Your election to exchange your options may be withdrawn or changed at any time prior to the Expiration Date. To withdraw your election, you must submit a Notice to Withdraw from the Offer prior to the Expiration Date per the procedures set forth in the Offer.

If you have questions regarding this confirmation or about the Offer, contact:

REMEC, Inc.

14020 Stowe Drive Poway, CA 92014

Attention: Bruce Elliott

Ph: (858) 505-3166

Fax: (858) 748-2967

Email: bruce.elliot@remec.com

or

Attention: Tim Jones

3790 Via de la Valle

Del Mar, CA 92014

Tel: (858) 505-3595

Fax: (858) 857-3751

Email: tim.jones@remec.com

Thank you,

[Name]

REMEC, Inc.